

June 4, 2010

Via U.S. Mail

David G. Zatezalo
President and Chief Executive Officer
Rhino GP LLC
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

> **Re:** **Rhino Resource Partners LP**
> **Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File Number 333-166550**

Dear Mr. Zatezalo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   We note blanks throughout your filing, and we note that you did not file many of the exhibits with your filing. Please advise us as to when you intend to provide such information to us. We will need sufficient time to review all new disclosure and newly filed exhibits. We may have additional comments.

3.   Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.

4.   Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

5.   When referring to or describing your dividend policy, please revise to state what it will be and what you will pay, rather than what you "intend" or "expect" to declare and pay.

6.   In light of the general partner's right to call and purchase all common units, please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, explain why.

7.   Throughout your registration statement, when discussing the credit agreement and any repayments to be made thereunder, please clarify how much debt will remain outstanding after any such repayments are made.

Risk Factors, page 4

8.   Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face. Rather than providing only a cross reference to the "Risk Factors" section, please expand this subsection of the summary accordingly.

Our Management, page 4

9.   Please provide in this section a brief description of the expenses for which Wexford would be entitled to reimbursement under your partnership agreement and administrative services agreement. Such description should include examples of the nature of such expenses and an explanation regarding how Wexford will determine the amounts to be allocated to you.

Organizational Structure, page 7

10.   Please expand your chart to reflect the parties that own Wexford Capital, LP.

11.   Please also include a chart that depicts your structure prior to the offering.

Summary Historical Consolidated and Pro Forma Condensed Consolidated Financial and Operating Data, page 14

12.   We note the tabular presentation of capital expenditures appearing on page 86. Revise the presentation to reconcile these amounts to corresponding amounts appearing in your statements of cash flows. Note that this comment applies to any similar presentations elsewhere in your filing.

Non-GAAP Financial Measure, page 16

13.   We note that the amounts of any distributions to unitholders are determined in accordance with the partnership agreement, and are not based on EBITDA. Given this, disclose why you believe the non-GAAP measure is useful in assessing your ability to generate cash sufficient to make distributions to your unitholders.

Risk Factors, page 18

General

14.   Please include a risk factor that the NYSE does not require you to have a majority of independent directors on the board of directors of your general partner, or to establish a compensation committee or a nominating/corporate governance committee.

We may not have sufficient cash…., page 18

15.   Please disclose either here or in a separate risk factor whether there is any limit on the amount of expenses for which your general partner and its affiliates may be reimbursed. Please also include such disclosure in other applicable places of your registration statement, including your risk factor on page 41 titled "Cost reimbursements due to our general partner…."

Our mining operations are subject to operating risks…, page 23

16.   We note your reference to the risk of accidents. Please expand your disclosure to describe your potential liabilities relating to any such risks. In addition, please describe any related insurance coverage.

The amount of estimated maintenance and replacement capital expenditures.…, page 26

17.   Disclose whether there is a cap on the amount of cash the general partner could designate for estimated maintenance and replacement capital expenditures.

18.   Disclose in this risk factor, or in a new risk factor, that there are additional cash disbursements to the general partner on top of maintenance and replacement capital expenditures that will decrease available cash that could be distributed to unitholders.

If a substantial portion of our supply contracts terminate…., page 29

19.   While you indicate in this risk factor that you have supply contracts through June 30, 2011, you do not indicate when your current contracts will expire. Please provide greater detail on these contracts.

Our debt levels may limit our flexibility…, page 32

20.   Please discuss how the debt levels impact the forecasted distribution. In addition, please quantify the portion of your cash flow from operations that you must dedicate to debt service.

Our general partner and its affiliates have conflicts of interest…., page 36

21.   Please provide either greater detail here or a cross reference with regard to the sixth bullet point in this risk factor. Please explain how the general partner determines whether a capital expenditure is a maintenance capital expenditure or an expansion capital expenditure. Please also disclose, if true, that this determination can affect the ability of the subordinated units to convert.

Holders of our common units have limited voting rights…, page 39

22.   We note your disclosure that the board of directors of your general partner is chosen entirely by its members. Please identify such members in this risk factor.

The sale or exchange of 50% or more of our capital and profits interest…, page 47

23.   Please provide examples of events that can result in the sale or exchange of 50% of your capital and profits within a period of twelve months.

Use of Proceeds, page 49

24.   Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, it is insufficient to indicate only that the proceeds will be used for the repayment of indebtedness and for "general partnership purposes". Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. Refer generally to Item 504 of Regulation S-K.

25.   We note your disclosure that you intend to use proceeds from the offering to repay indebtedness. If such indebtedness was incurred within one year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

26.   Please provide disclosure on the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional common stock from you.

27.   With a view toward disclosure, please advise us whether any of the proceeds will be used to pay amounts payable to your general partner or its affiliates.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 53

28.   Include a bullet point that states that cash distributions occur after your general partner gets reimbursed for expenses. Please specify, if true, that such expenses include those relating to executive compensation.

29.   Please include disclosure as to whether or not there is any limit on the amount of cash the general partner may put into cash reserves.

30.   We note the disclosure in the third bullet point on page 53 regarding the potential that your partnership agreement may be amended with respect to your obligation to distribute all of your available cash. Please add related risk factor disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Results of Operations, page 88

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 90

Revenues, page 91

31.   Your discussion of the increase in revenue per ton during 2009 indicates that the change was due to favorable contracts executed during 2008 and increased sales of metallurgical coal. Expand this disclosure to quantify the extent to which each of these factors contributed to the change. Also, indicate the extent to which you expect the favorable contracts to impact future periods. In this regard, disclose the remaining quantities and terms of the favorable contracts.

Costs and Expenses, page 93

Cost of Operations, page 93

32.   The discussion of the cost of operations per ton in your Central Appalachian segment indicates that the increase during 2009 was due, in part, to higher costs of labor. Expand this disclosure to clarify whether the higher costs of labor were due to an increase in the labor units per ton (productivity) or an increase in the cost per labor unit (rate.) To the extent that the higher labor costs were due to decreased productivity, explain the reasons for this decrease.

Credit Agreement, page 106

33.   We note your disclosure that you intend to amend your credit agreement in connection with this offering. With a view toward disclosure, please advise us regarding the timing of such amendment. In addition, please disclose the material terms of such amendment.

Business, page 125

Our Management, pages 132-133

34.   Provide us with objective support that Wexford has demonstrated a "proven and
        profitable track record" in identifying, acquiring and developing oil and natural
        gas assets in a broad number of operating basins in North America and abroad.

Coal Reserves and Non-Reserve Coal Deposits, page 143

35.   We note that you have presented your coal reserves and non-reserve coal deposits
        as of March 31, 2010. For consistency with the period for which the most recent
        annual audited financial statements have been presented, revise your filing to
        include this information as of December 31, 2009.

Customers, page 146

Coal Supply Contracts, page 147

36.   Clarify whether any of your largest customers are parties to coal supply contracts
        with you. In addition, please file any related material contracts. See Item
        601(b)(10) of Regulation S-K.

Mine Health and Safety Laws, page 150

37.   We note your reference to certain incidence rates and MSHA standards, and your
        safety-related disclosure under "Our Business Strategy" on page 126. Expand
        your discussion of your safety performance to include references to your capital
        expenditures, safety programs, statistical measures or any other measures that
        your organization utilizes to monitor your safety performance. Explain how these
        various measures factor into your assessment of your safety performance. In
        addition, please indicate if any of the operations under your control have been
        temporally idled, closed, or shutdown during your 2009 fiscal year as a result of
        an accident or safety concern.

Management, page 167

Executive Officers and Directors, page 167

38.   For ease of reference to investors, please indicate which directors and executive
        officers are principals of Wexford by footnoting your table.

Committees of the Board of Directors, page 170

39.   Please identify the individuals who will serve on your audit committee and conflicts committee. Further, please indicate if the members of your compensation committee will be independent.

Executive Officer Compensation, page 171

40.   Please highlight in this section, if true, that the executive compensation disclosed in this section will come from payments by you to your general partner.

41.   For each element of executive officer compensation, please disclose how you determined the amount for each element to pay. See Item 402(b)(v) of Regulation S-K. For example, please determine how you determined the annual guaranteed bonus payable to Mr. Moravec, and the phantom units to be issued and bonus awards to be made in connection with this offering. In addition, please disclose how you determined the bonus amounts payable to each of the named executive officers during the fiscal year ended December 31, 2009.

Director Compensation, page 185

42.   We note your disclosure that certain terms of the compensation policy applicable to the non-employee directors of the board of your general partner have not yet been established. To the extent known, please disclose the material terms of such compensation policy, and provide relevant updates with each amendment.

Certain Relationships and Related Party Transactions, page 187

43.   We note your disclosure regarding your transactions with your general partner and its affiliates. Please disclose how the terms of such transactions were determined.

Administrative Services Agreement, page 188

44.   Please provide further detail as to how the reimbursement charges will be calculated and the nature of services to be provided under the administrative services agreement.

45.   Disclose what percentage of time and how much staff you expect your general partner and its affiliates to allocate to your operations. If there are other factors

taken into account in calculating the reimbursement charge, please discuss these. Similarly, please indicate the maximum amount that may be paid by you annually for such services. If there is no maximum amount, so state.

The Partnership Agreement, page 201

Limited Liability, page 204

46. We note your disclosure regarding the possibility that the limited partners could be held personally liable for your obligations under the laws of Delaware. Please add related risk factor disclosure.

Financial Statements, F-1

Rhino Energy LLC Consolidated Financial Statements, page F-9

Notes to Consolidated Financial Statements, page F-14

Note 2. Summary of Significant Accounting Policies and General, page F-14

Recently Issued Accounting Standards, page F-19

47. Provide us, as supplemental information, an analysis supporting your conclusion that consolidation of the Eastern Rhino joint venture is appropriate under FASB ASC Topic 810.

Engineering Comments

Management's Discussion and Analysis, page 87

48. You state under "US Coal Producing Regions" that coal produced in the Appalachia region has decreased from approximately 445 million tons in 1994 to an estimated 341 million tons in 2009 primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production. Given the majority of your production is in Central and Northern Appalachia, expand your disclosure in more detail to address the impact of this trend on your financial condition and results of operations. We note the reference to your ability "to secure or acquire high-quality coal reserves."

49. In reference to your reserve tables please clearly indicate if your coal reserves are reported as "recoverable" or "in the ground" tonnages and provide footnotes to your reserve tables showing the mining and wash plant recoveries in percent.

50.   With a minimal transfer of paper, please forward to our engineer as supplemental
        information and not as part of the registration statement, information that
        establishes the legal, technical and economic feasibility of the materials
        designated as reserves, as required by Section C of SEC's Industry Guide 7. This
        includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and
  recent and historic production areas, and seams mined and any cultural
  restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacings used at various classification levels.

- General cross-sections that indicate the relationship between coal seams,
  geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for
  each reserve block.

- Site specific economic justification for the criteria you used to estimate
  reserves.

- Mining plans or feasibility studies, including production schedules, cost
  estimates and cash flow projections needed to establish the existence of
  reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three
  years.

- Any other information needed to establish legal, technical and economic
  feasibility.

To minimize the transfer of paper, please provide the requested information on a
CD, formatted as Adobe PDF files and provide the name and phone number for a
technical person our engineer may call, if he has technical questions about your
reserves. In the event your company desires the return of the supplemental
material, please make a written request with the letter of transmittal and include a

pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
       Brenda K. Lenahan
       (212) 237-0100